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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                                  USIP.COM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   9173141063
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                                 (CUSIP Number)

       JOHN S. BRADLEY, TRUSTEE 3925 EXCELSIOR BLVD., MINNEAPOLIS MN 55416
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    5/24/2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                               CUSIP No. 9173141063

    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                          INTERNATIONAL CARIBBEAN TRUST

    2. Check the Appropriate Box if a Member of a Group (See Instructions)


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       (a)
       (b)     X

    3. SEC Use Only.............................................................

    4. Source of Funds (See Instructions)  OO

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

    6. Citizenship or Place of Organization  GIBRALTAR

Number of      7. Sole Voting Power    9.1%
Shares
Beneficially   8. Shared Voting Power  NONE
Owned by
Each           9. Sole Dispositive Power  1,601,839
Reporting
Person With   10. Shared Dispositive Power  NONE

    11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,601,839

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) ...........

    13. Percent of Class Represented by Amount in Row (11)  9.1%

    14. Type of Reporting Person (See Instructions) IA

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ITEM 1. Security and Issuer

THIS FILING RELATES TO THE ACQUISITION OF SHARES OF THE .01 PAR VALUE COMMON STOCK (THE "COMMON STOCK") OF USIP.COM, INC., A UTAH CORPORATION (THE "ISSUER") WHOSE PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 7325 OSWEGO RD LIVERPOOL NEW YORK 13090.

ITEM 2. Identity and Background

          (a) THIS SCHEDULE 13D IS FILED BY INTERNATIONAL CARIBBEAN TRUST (THE "REPORTING PERSON"), A TRUST ORGANIZED UNDER THE LAWS OF GIBRALTAR, HAVING OFFICES LOCATED AT 3925 EXCELSIOR BLVD., MINNEAPOLIS MN 55416.

          (b)  REFER TO (a)

          (c)  REFER TO (a)

          (d) THE REPORTING PERSON HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS NOR HAS HE, DURING THE LAST FIVE YEARS, BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION WHICH RESULTED IN A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

          (e)  REFER TO (d)

          (f) THE REPORTING PERSON IS A TRUST ORGANIZED UNDER THE LAWS OF GIBRALTAR. MR. JOHN S. BRADLEY, THE TRUSTEE, IS ALSO A CITIZEN OF GIBRALTAR.

ITEM 3. Source and Amount of Funds or Other Consideration

ALL SHARES OF THE ISSUER'S COMMON STOCK HELD BY INTERNATIONAL CARIBBEAN TRUST WERE ISSUED AS A RESULT OF A COMPENSATION FOR FINDING AND ADVISING THE COMPANY ON THE MERGER OF NB PAYPHONES, INC., ("NB"), THE OWNER OF 466 PAYPHONES IN PENNSYLVANIA AND COINTEL LEASING, INC., ("COINTEL"), THE OWNER OF 45 PAYPHONES IN SYRACUSE, NEW YORK, FOR 1,601,839 RESTRICTED SHARES OF COMMON STOCK. COINTEL AND NB ARE WHOLLY OWNED SUBSIDIARIES.

ITEM 4. Purpose of Transaction

          (a) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER OR THE DISPOSITION OF SECURITIES OF THE ISSUER.

          (b) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION, INVOLVING THE ISSUER OR ANY OF ITS SUBSIDIARIES, OTHER THAN THE TRANSACTIONS CONTEMPLATED BY THE LOAN AGREEMENT DESCRIBED HEREIN.

          (c) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR OF ANY OF ITS SUBSIDIARIES.

          (d) THE REPORTING PERSON IS NOT AWARE OF ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A

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               REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS
               TO MAKE ANY CHANGES IN ITS INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940.

          (e) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER OTHER THAN AS DESCRIBED HEREIN.

          (f) THE REPORTING PERSON IS NOT AWARE OF ANY OTHER MATERIAL CHANGES IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE

          (g) THE REPORTING PERSON IS NOT AWARE OF ANY CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS, WHICH MAY IMPEDE THE ACQUISITION OR CONTROL OF THE ISSUER BY ANY PERSON.

          (h) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN THE SECURITIES OF THE ISSUER TO BE DE-LISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED OR TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION.

          (i) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT.

          (j) THE REPORTING PERSON IS NOT AWARE OF ANY PLANS OR PROPOSALS THAT RELATE TO OR WOULD RESULT IN ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

THE ACQUISITION OF THE SHARES OF COMMON STOCK REFERRED TO IN ITEM 5 IS SOLELY FOR INVESTMENT PURPOSES ON BEHALF OF INTERNATIONAL CARIBBEAN TRUST. THE REPORTING PERSON HAS NO PLANS OR INTENTIONS THAT RELATE TO OR WOULD RESULT IN ANY OF THE TRANSACTIONS REQUIRED TO BE DESCRIBED IN ITEM 4 OF SCHEDULE 13D.

ITEM 5. Interest in Securities of the Issuer

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          (a)  BASED UPON THE APRIL 29, 2000 MERGER. INTERNATIONAL CARIBBEAN
               TRUST WAS ISSUED 1,601,839 SHARES OF COMMON STOCK OF USIP.COM, INC. REPRESENTING AN AGGREGATE OF APPROXIMATELY 9.1% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.

          (b) INTERNATIONAL CARIBBEAN TRUST, POSSESSES SOLE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO ALL OF THE SECURITIES OF THE ISSUER BENEFICIALLY OWNED BY THE TRUST.

          (c)  N/A

          (d)  N/A

          (e)  N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        NONE

ITEM 7. Material to be filed as Exhibits

        NONE

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      4/12/01
----------------------------------
         Date

  /s/ JOHN S. BRADLEY
----------------------------------
        Signature

  JOHN S. BRADLEY, TRUSTEE
----------------------------------
         Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)